Exhibit 17.1

June 13, 2014

Dr. Gary A. Gelbfish
2502 Avenue I
New York, NY 11210

CorMedix Inc. Board of Directors
745 Route 202-206, Suite 303
Bridgewater, NJ 08807

To the Directors of CorMedix Inc.:

At CorMedix’s May 12, 2014 board meeting and on an April 11, 2014 conference call, I voiced my concerns to the board about the company’s operations, policies and practices. In the course of my remarks on May 12, I offered to resign, but did not give a specific date of my resignation. At the time, CorMedix’s counsel had presented me with a separation agreement containing a written resignation. I had no intention to resign from CorMedix separate and apart from the resignation contained in the separation agreement, and no one at CorMedix ever engaged with me as to the timing of my resignation. As I have repeatedly made clear, my oral remarks were not an actual resignation and I did not intend them to be such. Under either CorMedix’s bylaws or Delaware law (both of which provide that a director’s resignation be in writing), I did not resign from CorMedix on May 12, 2014.

On May 15, 2014, CorMedix filed a Form 8-K concerning my alleged resignation. In the Form 8-K, the company stated that: “On May 12, 2014, Gary Gelbfish, M.D. resigned as a member of our Board of Directors. His resignation was not related to any disagreement with our company on any matter relating to our operations, policies or practices.” At no time did CorMedix provide me with a copy of the filing or advise me of my right to review and respond to the filing as set forth by Item 5.02 of Form 8-K. I immediately objected to the Form 8-K upon seeing the filing, and I have repeatedly expressed my disagreement on multiple occasions over the past four weeks.

As I discussed at length at the May 12 board meeting, I do indeed have serious disagreements with the company’s operations, policies and practices. First, I disagree with the fact that CorMedix’s CEO, Randy Milby, never presented the board with a detailed operating plan regarding the company’s European launch. Second, I disagree with the operations decisions the company has made under Randy relating to the European launch and feel that the company’s sales approach will need to be examined and modified. Third, I disagree with the way Randy presented his employment agreement to the company. The agreement was drafted by Randy’s personal attorney and presented during a hastily arranged compensation committee meeting, in which Randy claimed a right to participate. As Chairman, I was forced to call for an executive session in order to have an appropriate discussion. Fourth, I disagree with the poor communication between CorMedix’s management and its board. For instance, at an important April 12 board meeting at which the board rearranged committee memberships, the board materials were emailed only several hours before the meeting, despite repeated requests that such information be distributed several days before. During this meeting, the nominating committee was changed to consist of three new board members, whose average board tenure was only several weeks. These events continued a pattern and practice of management seeking to impose its will and its supporters on the board, and thus avoid effective oversight. Finally, I disagree with how CorMedix has retaliated against me for raising these concerns, first by removing me from the compensation and nomination committees and then by not re-nominating me for a board seat. As the former board chairman, I strenuously disagreed with management’s failure to honor basic corporate governance principles and protocols. As I explained at length at the May 12 meeting, it was these policy concerns that led me to discuss my resignation from the board.

If CorMedix believed that I effectively resigned at the May 12 board meeting, then CorMedix was obliged to inform the public of the reasons for my resignation pursuant to Item 5.02 of Form 8-K. I plainly have significant policy disagreements with the Company, including with members of its executive management, with its sales strategy, and with its adherence to norms of corporate governance. Instead, CorMedix provided a defective Form 8-K on May 15 in which it falsely stated that I did not resign because of a disagreement with CorMedix “on any matter relating to the registrant’s operations, policies or procedures.” I cannot allow that false statement to go unchallenged.

While I did not resign on May 12, the board has excluded me from its ongoing activities, and I am unable to perform my fiduciary role under such circumstances. Accordingly, I am hereby providing CorMedix notice that I resign from CorMedix and that my resignation is due to matters related to the company’s operations, policies or practices as I have described above.

Whether CorMedix deems my resignation effective as of May 12, or whether it is effective as of the date of this letter, the law requires that my concerns be disclosed to the marketplace. Therefore, I request that pursuant to Item 5.02(a)(3)(iii), CorMedix file this letter with the Securities and Exchange Commission—within two business days after receipt—as an exhibit to an amendment to the May 15 Form 8-K that states the true circumstances of my resignation and my reasons for doing so.

As you know, over the past two weeks, I have reached out to several members of CorMedix’s board in an effort to correct the record and resolve this matter. To date, those requests have gone unheeded. As a result, I am legally obliged to disclose the reasons for my resignation, lest I adopt by silence the inaccurate information contained within the May 15 Form 8-K. I wish this were not the case considering my history with CorMedix, which started pre-IPO when I participated in a capital raise and continued as a board member from the IPO through today. I truly hope CorMedix can—and does—achieve its noble goals by providing patients with a treatment that can change their lives for the better. It pains me, however, that I cannot say that the company’s current management and a majority of its directors are people in whom I have confidence to achieve those goals.

Sincerely,

/s/  Gary A. Gelbfish